PUBLIC #AB 3/7

[redacted]

15047027

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 02 2015 WASH, D.C. SECTION

SEC FILE NUMBER
8- 00220

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Russell Implementation Services Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Second Avenue, 18th Floor
(No. and Street)

Seattle (City) Washington (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Crista Dumais (206) 505-4580
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1420 Fifth Avenue, Suite 1900 (Address) Seattle (City) Washington (State) 98101 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/11/15

OATH OR AFFIRMATION

I, Crista Dumais, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Russell Implementation Services Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Financial & Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RHONDA AYALA
NOTARY PUBLIC
STATE OF WASHINGTON
Commission Expires 03-31-2018

PUBLIC

Russell Implementation Services Inc.

Statement of Financial Condition
December 31, 2014

Russell Implementation Services Inc.
Index
December 31, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Russell Implementation Services Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Russell Implementation Services Inc. at December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of the statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 26, 2015

PricewaterhouseCoopers LLP, 1420 Fifth Avenue, Suite 2800, Seattle, WA 98101
T: (206) 398 3000, F: (206) 398 3100, www.pwc.com/us

Russell Implementation Services Inc.
Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	$ 17,894,014
Cash segregated under federal regulations	8,079,046
Securities commissions receivable	10,393,783
Fees receivable	7,221,180
Prepayments for customer research services credits	261,773
Prepaid expenses and other	478,586
Fixed assets, net	184,533
Deferred income taxes, net	358,091
Total assets	$ 44,871,006
Liabilities and Stockholder's Equity	
Liabilities	
Commission credits payable to customers	$ 5,978,800
Accrued expenses	445,990
Payable to brokers and subadvisors	1,386,687
Due to affiliates	700,270
Taxes payable	225,902
Incentive compensation liabilities	479,918
Other liabilities	282,418
Total liabilities	$ 9,499,985
Guarantees and contingencies (Notes 8 and 9)	
Stockholder's equity	
Common stock, par value $0.10 per share; 500,000 shares authorized; 247,800 shares issued and outstanding	24,780
Additional paid-in capital	21,879,838
Retained earnings	13,466,403
Total stockholder's equity	35,371,021
Total liabilities and stockholder's equity	$ 44,871,006

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Significant Accounting Policies

Nature of Business

Russell Implementation Services Inc. (the "Company"), is a wholly owned subsidiary of Frank Russell Company ("Russell"), both of which are part of Russell Investments, the marketing name used to represent Russell and its global subsidiaries. In December 2014, LSEG U.S. Holdco, Inc., which is a wholly-owned subsidiary of the London Stock Exchange Group PLC ("LSEG") acquired all outstanding shares of Russell stock from the Northwestern Mutual Life Insurance Company ("NML") and other minority owners.

The Company, a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA"), and is an investment advisor registered pursuant to the Investment Advisors Act of 1940. The Company acts as an introducing broker and clears trades through a network of domestic and international clearing broker-dealers. The Company clears all transactions on behalf of customers on a fully disclosed basis with these clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are inherent in the preparation of the financial statements. Actual results could differ materially from those estimates.

Cash and Cash Equivalents and Cash Segregated Under Federal Regulations

The Company considers all money market funds and instruments with original maturities of three months or less at the purchase date as cash equivalents. Segregated cash is kept in a special account for the exclusive benefit of the Company's customers under Securities and Exchange Commission ("SEC") Rule 15c3-3.

Deferred Research Services Credits and Prepayments for Customer Research Services Credits

Commission credits for certain customers include analytical services and products to be provided by nonaffiliated and affiliated companies. The balance of deferred research services credits was $263,248 at December 31, 2014. When the analytical services and products are delivered to a client, their value reduces the client's deferred research services credits. In certain cases, the client has received analytical products or services in excess of deferred research service credits available for use. These amounts have been recorded by the Company as prepayments for customer research services credits and will be offset by future commission credits.

Fixed Assets

Fixed assets are reported at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on estimated useful lives ranging from three to seven years. Furniture and equipment are depreciated over estimated useful lives ranging from three to seven years. Capitalized software includes purchased and internally developed software. Purchased software is amortized over three years using the straight-line method. Internally developed software represents internal and external costs incurred to develop internal use software during the application development stage. Once the internal use software is ready for its intended use, the accumulated development costs are amortized over three years using the straight-line method. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining life of the lease. When fixed assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and the resulting gains or losses are included in income from operations. Repair and maintenance costs are expensed as incurred.

Fair Value Measurements

In accordance with the authoritative guidance on fair value measurements and disclosures under GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The fair value disclosure framework prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value into three broad levels. In some instances, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics and other factors. The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The categorization within the hierarchy is based upon the pricing transparency of the financial asset or liability and does not necessarily correspond to the Company's perceived risk or liquidity.

Stock-Based Compensation

Russell has a Long-term Equity-Based Incentive Plan ("LTIP") covering eligible employees of the Company, as more fully described in Note 5. Equity-classified awards are measured at fair value as of the grant dates or modification dates and the resulting cost is recognized in the statement of income over the period from the date of grant to the date when the award is no longer contingent upon the employee providing additional service (the required service period). For awards that vest upon retirement, the required service period does not extend beyond the date an employee is eligible for retirement. This situation can result in compensation expense being recognized over a period less than the stated vesting period. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. In conjunction with LSEG's acquisition of Russell, the LTIP was terminated.

Revenue Recognition

Securities commissions, generated entirely from agency brokerage transactions, are recognized as earned on a trade date basis. Investment management fee and other fee revenues are derived from services based generally on assets under management or the notional principles of transactions, and are recognized as earned. Amounts paid by the Company to subadvisors are recorded as an operating expense. Amounts paid by the Company to brokers who clear or execute trades under the direction of the Company in performance of transition management services are recorded as an operating expense, as the Company is the principle under the agreement with its clients. Amounts paid by the Company as a rebate to clients, primarily those clients receiving overlay services in conjunction with other services, are recorded as a reduction of other fee revenue.

The Company refunds a portion of commissions received from commission recapture services to its customers. Such commission credits are determined and recorded on a trade date basis as a reduction of securities commissions revenue. The aggregate amount of unused commission credits is reflected as commission credits payable to customers on the accompanying statement of financial condition.

Accounts are deemed past due based on payment terms. The Company writes off delinquent accounts to the extent and at the time they are deemed to not be recoverable. The allowance for uncollectible accounts was $0 at December 31, 2014. The Company recorded a recovery of bad debt expense of $90,893 for the year ended December 31, 2014.

Income Taxes

Deferred income tax assets and liabilities are determined based upon differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The realization of deferred tax assets is based on historical tax positions and estimates of future taxable income. The Company evaluates both the positive and negative evidence that it believes is relevant in assessing whether it will realize the deferred tax assets. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

The Company files its federal tax return with NML as part of a consolidated group for the period January 1, 2014 through December 2, 2014. The Company will file its federal tax return with LSEG US Holdco, Inc. as part of a consolidated group for the period December 3, 2014 through December 31, 2014. The provision for federal income taxes is based on an allocation of the consolidated tax liability to the respective companies included in the consolidated group as if each company were filing on a separate return basis. Federal income taxes payable are recorded through and included in due to affiliates. The Company files a separate tax return in certain states. State income taxes payable are included in accrued expenses and other liabilities.

The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount that has a greater than 50% likelihood of being sustained.

Foreign Currency Transactions
The Company's reporting currency is the U.S. dollar. Foreign currency transaction gains and losses arise from payments of commission credits in currencies other than U.S. dollars. Gains and losses resulting from foreign currency transactions are included in other expense in the accompanying statement of income.

Financial Instruments With Off-Balance Sheet Credit Risk
As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company introduces these transactions for clearance to other broker-dealers on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to deliver assets sufficient to settle their obligations for the original contracted amount. The agreements between the Company and its clearing brokers provide that the Company is obligated to assume any exposure related to such nonperformance by its customers. As the right to charge the Company has no maximum amount and applies to all trades executed through its clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2014, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors its risk on these transactions on both an individual and group basis.

Gain/Loss Due to Service Errors
In the conduct of the Company's business, occasional operational errors occur that impact customer accounts. These errors are infrequent and are not predictable in the normal conduct of business operations. Upon the determination that an error has occurred, the Company's policy is to adjust the impacted customer account immediately when quantifiable and record the related loss as an expense in the statement of income. Gains are either returned to the customer or recorded as other income in the accompanying statement of income if retained by the Company.

New Accounting Pronouncements
In August 2014, the FASB issued guidance on management's responsibility to assess and disclose an entity's ability to continue as a going concern. The guidance is effective for the Company in 2016. The Company does not believe the adoption of this guidance will have a material impact on the Company's financial position, results of operations or cash flows.

2. Fixed Assets

Fixed assets consisted of the following balances at December 31, 2014:

Software	$ 9,465,214
Furniture and equipment	3,079
	9,468,293
Accumulated depreciation and amortization	(9,283,760)
	$ 184,533

Depreciation and amortization expense related to fixed assets was $783,993 for the year ended December 31, 2014.

3. Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company carries at fair value on a recurring basis in the statement of financial condition certain investments of money market mutual funds. The Company measures the fair value of its money market mutual funds using a market approach that uses published net asset value per share.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on the lowest level of input that is significant to the fair value measurement in its entirety:

Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Investments included in this category include money market mutual funds.

Level 2 Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 Inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Assumptions used by the Company due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Company's results of operations.

Fair Value Tabular Disclosures
The following table summarizes the valuation of the Company's assets measured at fair value on a recurring basis using the fair value hierarchy levels as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets				
Money market mutual funds	$ 17,894,014	$ —	$ —	$ 17,894,014

4. Current and Deferred Income Taxes

The tax effects of temporary differences that gave rise to the net deferred income tax assets as of December 31, 2014 are presented below:

Deferred income tax assets	
Accrued long-term incentive plan	$ 415,218
Uncertain tax benefits	6,710
Currency gains and losses	2,341
Securities commission revenue	533
Total deferred income tax assets	424,802
Deferred income tax liabilities	
Depreciation of fixed assets	(66,711)
Total deferred income tax liabilities	(66,711)
Total deferred income tax assets, net	$ 358,091

Income taxes payable to Russell as of December 31, 2014 are $751,735 and are included in due to affiliates.

As of December 31, 2014, the Company has $19,170 of gross unrecognized tax benefits.

The Company recognizes interest and penalties on amounts due to tax authorities as a component of income tax expense. The net reversal of interest expense and penalties recorded for the year ended December 31, 2014 was $1,659, before benefit of federal tax deduction.

The Company is included in the U.S. federal income tax return filing with NML as part of its consolidated group for the period January 1, 2014 through December 2, 2014. The Company is included in the U.S. federal income tax return filing with LSEG U.S. Holdco, Inc as part of its consolidated group for the period December 3, 2014 through December 31, 2014. The Company does not believe it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company files tax returns, either on a separate return basis, or as part of Russell's unitary or combined group, in certain states. State income taxes payable at December 31, 2014 are $225,902. The Company remains subject to examination by these state jurisdictions for certain years prior to and including 2008.

5. Employee Compensation Arrangements

LTIP

The Company participated in the Russell LTIP covering eligible employees. The LTIP provided for the award of stock options, restricted stock units ("RSU"), stock appreciation rights ("SAR") and Russell participation units ("RPU") in Russell's common stock. The maximum number of shares of Russell's common stock that were issuable, or were issued and were outstanding, pursuant to awards under the LTIP or IPP may not, at any time, a) represent 20% or more of the value or voting power of all the issued and outstanding common stock at such time, or b) exceed 50,000,000 shares of common stock. Awards that were canceled, forfeited, terminated or otherwise settled by the holder or by Russell were then available for award under the LTIP, subject to the above limitations.

Stock options generally vested over three years in equal installments. Stock options generally expired five to seven years from the date of grant. RSU awards generally vested in four years in equal installments. At the date of vesting, RSUs were exchanged for shares of nonvoting common stock of Russell at which time employees may have elected to have shares withheld for income taxes. SAR awards generally vested over three years in equal annual installments. SAR awards generally expired five years from the date of grant. RPU awards to employees generally vested over four years in equal annual installments. Certain awards vested earlier upon employee's retirement eligibility.

For a period during the first quarter of each fiscal year ("Annual Put Window"), holders of awards had the right to require Russell to repurchase ("put") vested awards or shares based on the then-current per share fair value of Russell's common stock, subject to a limit of 50% of the cumulative number of awards a participant had acquired under the LTIP as well as certain other limits. Additionally, holders of vested stock options had the right to exercise such awards during two semi-annual exercise windows. Holders of common stock received upon exercise of options or vesting of RSUs were required to hold the awards for at least six months and one day before they had the right to put shares to the Company. Upon repurchase by the Company, the shares of common stock were cancelled. Except in case of termination, generally holders of SARs were not eligible to participate in the Annual Put Window until they were 100% vested in their SAR award. Except in the case of termination, RPU award holders received a cash payment for each RPU equal to the fair market value of one share of common stock on the settlement date, generally four years from the date of grant.

Russell estimated the fair value of stock option and SAR awards using the Black-Scholes option pricing model, which requires, among other inputs, an estimate of the fair value of Russell's common stock on the date of grant and the expected volatility of the common stock over the expected term of the related grants. Stock options were granted with an exercise price equal to the per share fair value of Russell's common stock at the date of grant. Russell determined that it was not practicable to calculate the volatility of its share price since its securities were not publicly traded and therefore, there was no readily determinable market value for its stock. Therefore, Russell estimated its expected volatility based on reported market value data for a group of publicly traded companies, which it selected from certain market indices, that Russell believed were relatively comparable after consideration of their size, stage of lifecycle, profitability, growth and risk and return on investment. Russell used the average expected volatility rates reported by the comparable group for the expected terms it estimates.

The expected terms of the stock option and SAR awards were derived from the average midpoint between the vesting and contractual term. The risk-free rate for the expected term of the awards was based on the U.S. Treasury yield curve at the time of grant. The expected annual dividend yield was based on Russell's current dividend yield.

Russell recorded expense on the straight-line method of attribution, net of expected forfeitures. The expense for the year ended December 31, 2014 has been reduced by an estimated forfeiture rate of 8% for equity-classified awards and 6% for liability-classified awards.

In conjunction with LSEG's acquisition of Russell, the LTIP was terminated in December 2014. Prior to termination of the LTIP, all unvested awards were fully vested. The Company recognized compensation expense of $5,158,274 from this vesting and paid out $5,297,920, including other accrued amounts, in December 2014. The remaining accrued balances are expected to be paid in two installments, the first in 2015 with the closing of an escrow agreement with LSEG, and second, when Russell receives any payments related to a pre-closing uncertain tax position.

For the year ended December 31, 2014, the Company recorded stock-based compensation expense of $7,296,973 related to the LTIP. As of December 31, 2014, the Company has no nonvested awards outstanding. The total deferred income tax expense recognized in the Company's statement of income for stock based awards for the year ended December 31, 2014 was $1,277,543. In 2014, the Company did not realize any excess tax benefits from stock-based payment arrangements. The Company recorded a liability for the employer's portion of payroll taxes on stock-based compensation under the LTIP on the date of the event triggering the measurement and payment of the tax to the taxing authority.

Detail related to stock option and RSU activity under the LTIP, representing the Company's equity-classified awards, is as follows:

	Stock Options		
	Number of Shares Under Option	**Weighted-Average Exercise Price**	**Weighted-Average Remaining Contractual Life (years)**
Outstanding at January 1, 2014	693,606	$ 7.44	
Granted	102,451	10.00	
Forfeited	—	—	
Expired	—	—	
Exercised	(796,057)	7.77	
Transfers in	—	—	
Transfers out	—	—	
Outstanding at December 31, 2014	—	—	—
Exercisable at December 31, 2014	—	—	—
Vested and expected to vest at December 31, 2014	—	—	—

	Restricted Stock Units	
	Number of Units	**Weighted-Average Grant Date Fair Value**
Outstanding at January 1, 2014	270,353	$ 7.71
Granted	102,451	10.00
Vested	(372,804)	8.34
Forfeited	—	—
Transfers in	—	—
Transfers out	—	—
Outstanding at December 31, 2014	—	—

The total fair value of RSUs vested during the year ended December 31, 2014 was $3,728,040. The total stock options exercised during the year ended December 31, 2014 was $1,907,469. The weighted-average grant date fair value of stock options granted during the year ended December 31, 2014 was $1.94.

The fair value of employee stock option awards granted during the year ended December 31, 2014 was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free rate	1.35%
Expected term	4.51 years
Expected dividend yield	3.67%
Expected volatility	32.02%

Detail related to RPU activity under the LTIP, representing the Company's liability-classified awards, is as follows:

	Restricted Participation Units	
	Number of Units	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2014	323,542	$ 7.66
Granted	117,860	10.00
Vested	(430,067)	8.28
Transfers in	—	—
Transfers out	(11,335)	8.37
Forfeited	—	—
Nonvested at December 31, 2014	—	—
Vested on December 31, 2014	—	—

The aggregate amount paid by Russell during the year ended December 31, 2014 to settle liability classified awards was $5,982,777. As of December 31, 2014, the Company has an aggregate recorded liability of $479,918 related to its liability-classified awards outstanding under the LTIP, included within incentive compensation liabilities.

6. Benefit Plans

Retirement Plan

The Company participates in the Russell defined contribution retirement plan (the "Plan") covering eligible employees. The Plan allows for contributions to be made out of the Company's net operating profits at the discretion of the Russell Board of Directors. Employees may also contribute a percentage of their compensation as defined by the Plan.

7. Related Party Transactions

Under a joint purchasing agreement, Russell processes payments for the direct expenses of the Company. Under a joint paymaster agreement, Russell processes payroll transactions for the Company. Additionally, Russell allocates certain negotiated charges to the Company such as office space, equipment and insurance charges. The Company reimburses Russell monthly for these expenses. Amounts due and payable to Russell for these charges are $827,294 at December 31, 2014 and are included in due to affiliates. Rent expense under this agreement was $1,065,622 for the year ended December 31, 2014.

Under an expense sharing agreement, certain corporate overhead charges, incurred by Russell on the Company's behalf are not allocated to the Company.

The Company acts as an introducing broker for clients of Russell and other affiliated companies. The clients may elect to pay their fees to Russell and other affiliates with commission credits received from the Company. Commission credits paid to Russell and affiliated companies for client fees totaled $339,744 for the year ended December 31, 2014. There are no amounts payable to Russell or affiliated companies for these fees at December 31, 2014.

The Company has service agreements with multiple related parties. Under these agreements, the related parties agree to compensate the Company for providing investment services to their clients. For the year ended December 31, 2014, these fees were $38,233,234 and are recorded as investment management fee

revenue. The amount receivable from these related parties for these fees is $2,890,304 as of December 31, 2014 and is included as an offset in due to affiliates.

The Company has service agreements with affiliated investment funds. Under these agreements, the affiliated funds agree to compensate the Company for providing agency brokerage and investment management services. For the year ended December 31, 2014 securities commissions revenue under these agreements totaled $14,581,574 and total investment management fee revenue was $3,933,443. The amount receivable from these affiliated investment funds for these fees is $123,946 as of December 31, 2014 and is included in fees receivable.

Russell and its subsidiaries follow a Transaction Allocation Methodology intended to conform to the relevant U.S. and local country tax laws and the Organization of Economic Cooperation and Development guidelines. Russell acts as the monthly settlement agent for any payments or disbursements among the participating members associated with the effects of the Transaction Allocation Methodology. The amount recorded as an intercompany charge for transfer pricing under the Transaction Allocation Methodology for the year ended December 31, 2014 was $7,494,072. The intercompany charge for transfer pricing is comprised of $10,259,988 of expenses allocated to the Company which were incurred by other affiliated entities offset by $2,765,916 allocated to the Company for services provided to other affiliated entities. There was no amount due to Russell at December 31, 2014.

The Company has an agreement with a related party to perform sales and client support activities on behalf of the Company. Fees paid by the Company in connection with these services are recorded as sales and client service fees. For the year ended December 31, 2014, these fees were $15,933,502. There was no amount due from this related party at December 31, 2014.

The Company has agreements with multiple related parties to perform investment management and investment services support activities on behalf of the Company. Fees paid by the Company in connection with these services are recorded as subadvisory and investment management fees. For the year ended December 31, 2014, these fees were $19,808,539. The amount payable to these related parties for these fees was $2,011,545 at December 31, 2014 and included in due to affiliates.

8. Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

9. Contingencies

The Company has various claims and legal matters occurring in the normal course of business, which management, based upon the advice of legal counsel, does not expect to have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

10. Subsequent Events

The Company has performed an evaluation of subsequent events through February 26, 2015, which is the date the financial statements were issued.